UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  SEPRACOR INC.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    817315103
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 1997
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 34 Pages
                             Exhibit Index: Page 27

                                                              Page 2 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  740,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   740,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            740,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            2.69%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  387,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  740,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    387,500
    With
                           10       Shared Dispositive Power
                                            740,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,127,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            4.10%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 817315103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  740,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                             740,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            740,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    2.69%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 185,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   185,000
    With
                           10       Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            185,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0.67%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 185,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                    0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   185,000
    With
                           10       Shared Dispositive Power
                                              0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            185,000

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0.67%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 34 Pages

                                  SCHEDULE 13D
CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 223,750
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   223,750
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            223,750

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            0.81%

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 34 Pages

                                  SCHEDULE 13D
CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 113,750
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   113,750
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            113,750

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            0.41%

14       Type of Reporting Person*

         OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 34 Pages

                                  SCHEDULE 13D
CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Advisors LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 337,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   337,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            337,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.23%

14       Type of Reporting Person*

         OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 34 Pages

                                  SCHEDULE 13D
CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Management Company

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 337,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   337,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            337,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                            1.23%

14       Type of Reporting Person*

         CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 34 Pages

                                  SCHEDULE 13D
CUSIP No. 817315103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 522,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   522,500
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            522,500

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                             1.90%

14       Type of Reporting Person*

         IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 12 of 34 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $0.10 par value per share (the "Shares"), of Sepracor Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report recent acquisitions of Shares of the Issuer as a result of which certain of the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the total number of outstanding Shares.


Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 111 Locke Drive, Marlborough, Massachusetts 01752.

Item 2.        Identity and Background.

               This statement is being filed on behalf of the following persons (collectively, the "Reporting Persons"):

               (i)  Soros Fund Management LLC ("SFM LLC");

               (ii) George Soros ("Mr. Soros")

               (iii) Stanley F. Druckenmiller ("Mr. Druckenmiller");

               (iv) Winston Partners, L.P. ("Winston Partners")

               (v)  Chatterjee Fund Management, L.P. ("CFM");

               (vi) Winston Partners II LDC ("Winston LDC");

               (vii) Winston Partners II LLC ("Winston LLC");

               (viii) Chatterjee Advisors LLC ("Chatterjee Advisors");

               (ix) Chatterjee Management Company ("Chatterjee Management"); and

               (x)  Purnendu Chatterjee ("Dr. Chatterjee");

               This statement relates to Shares held for the accounts of Quantum Partners (as defined herein), Winston Partners, Winston LDC, Winston LLC and Mr. Soros.

                                                             Page 13 of 34 Pages

                              The Reporting Persons

SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Fund (as defined herein) and Quantum Partners, the principal operating subsidiary of Quantum Fund. SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company  ("Quantum  Partners")  and Quantum  Fund N.V., a  Netherlands  Antilles
company ("Quantum Fund"). Each of Quantum Fund and Quantum Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quantum Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC.

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quantum Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               During the past five years, none of the Reporting Persons, Quantum Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 14 of 34 Pages

Winston Partners, CFM, Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management
--------------------------------------------------------------------------------

               Winston Partners is a Delaware limited partnership which is principally engaged in investing in securities. CFM is a Delaware limited partnership and the general partner of Winston Partners. Dr. Chatterjee is the sole general partner of CFM. The principal business of CFM is to serve as the sole general partner of Winston Partners. The principal office of Winston Partners and CFM is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Act, CFM, as the sole general partner of Winston Partners, may be deemed a beneficial owner of the Shares held for the account of Winston Partners.

               Winston LDC is a Cayman Islands exempted limited duration company with its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. Winston LDC was organized as the operating unit of Winston Partners II Offshore Ltd., an open-end investment company incorporated in the British Virgin Islands (the "Winston Offshore"). Winston Offshore invests all of its assets in Winston LDC, and is the largest shareholder in Winston LDC. Chatterjee Advisors and Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) are also shareholders of Winston LDC. The principal business of Winston LDC is investing in securities.

               Winston LLC is a limited liability company formed under the laws of the State of Delaware with its principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Advisors and Chatterjee Fund Investors LDC (an affiliate of Chatterjee Advisors) are also shareholders of Winston LLC. The principal business of Winston LLC is investing in securities.

               Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. The principal office of Chatterjee Advisors is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. As such, Chatterjee Management has full discretion and authority to make investments in securities (including the Shares) on behalf of each of Winston LDC and Winston LLC. The principal office of Chatterjee Management is located at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

               Pursuant to regulations promulgated under Section 13(d) of the Act, each of Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

               During the past five years, none of Winston Partners, CFM, Winston LDC, Winston LLC, Chatterjee Advisors and Chatterjee Management has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of them has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                             Page 15 of 34 Pages

Dr. Chatterjee
--------------

               The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee has his principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Pursuant to regulations promulgated under Section 13(d) of the Act, Dr. Chatterjee may be deemed the beneficial owner of securities (including the Shares) held for the account of Winston Partners (as the sole general partner of CFM and the person ultimately in control of Winston Partners), Winston II LDC (as manager and the person ultimately in control of Chatterjee Advisors and Chatterjee Management) and Winston II LLC (as manager and the person ultimately in control of Chatterjee Advisors and Chatterjee Management).

               On January 13, 1993, the Securities and Exchange  Commission (the
"Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

Item 3.        Source and Amount of Funds or Other Consideration

               Quantum  Partners  expended  approximately   $24,378,537  of  its
working capital to purchase Shares reported herein as being acquired in the last 60 days.

               Mr. Soros expended approximately $13,400,257 of his personal funds to purchase Shares reported herein as being acquired in the last 60 days.

               Winston Partners expended approximately $5,837,816 of its working capital to purchase Shares reported herein as being acquired in the last 60 days.

               Winston LDC expended approximately $6,985,146 of its working capital to purchase Shares reported herein as being acquired in the last 60 days.

               Winston LLC expended approximately $3,548,801 of its working capital to purchase Shares reported herein as being acquired in the last 60 days.

               The Shares held for the accounts of Quantum Partners, Mr. Soros, Winston Partners, Winston LDC and Winston LLC may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                             Page 16 of 34 Pages

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of Quantum Partners, Mr. Soros, Winston Partners, Winston LDC and Winston LLC were acquired or disposed of for investment purposes. Neither Quantum Partners, the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or the SFM LLC Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 740,000 Shares held for the account of Quantum Partners (approximately 2.69% of the total number of Shares outstanding).

                    (ii) Mr. Soros may be deemed the beneficial owner of 1,127,500 Shares (approximately 4.10% of the total number of Shares outstanding). This number consists of (A) 740,000 Shares held for the account of Quantum Partners and (B) 387,500 Shares held for his personal account.

                    (iii)Winston Partners and CFM may be deemed the beneficial owner of 185,000 Shares held for the account of Winston Partners (approximately 0.67% of the total number of Shares outstanding).

                    (iv) Winston LDC may be deemed the beneficial owner of the 223,750 Shares held for its account (approximately 0.81% of the total number of Shares outstanding).

                    (v) Winston LLC may be deemed the beneficial owner of the 113,750 Shares held for its account (approximately 0.41% of the total number of Shares outstanding).

                    (vi) Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 337,500 Shares (approximately 1.23% of the total number of Shares outstanding). This number consists of (A) 223,750 Shares which Winston LDC may be deemed to own beneficially and (B) 113,750 Shares which Winston LLC may be deemed to own beneficially.

                    (vii)Dr. Chatterjee may be deemed the beneficial owner of 522,500 Shares (approximately 1.90% of the total number of Shares outstanding). This number consists of (A) 337,500 Shares which Chatterjee Management and Chatterjee Advisors may be deemed to own beneficially and (B) 185,000 Shares which CFM and Winston Partners may be deemed to own beneficially.

               (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, SFM LLC may be deemed to have sole power to direct the voting and disposition of the 740,000 Shares held for the account of Quantum Partners.

                                                             Page 17 of 34 Pages

                    (ii) Pursuant to the terms of the contract between Quantum Fund and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 740,000 Shares held for the account of Quantum Partners.

                    (iii)Mr. Soros has the sole power to vote and dispose of the 387,500 Shares held for his personal account.

                    (iv) Each of Winston LDC, Chatterjee Advisors (in its capacity as manager of Winston LDC), Chatterjee Management (in its capacity as investment advisor to Winston LDC) and Dr. Chatterjee (as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 223,750 Shares held for the account of Winston LDC.

                    (v) Each of Winston LLC, Chatterjee Advisors (in its capacity as manager of Winston LLC), Chatterjee Management (in its capacity as investment advisor to Winston LLC) and Dr. Chatterjee (in his capacity as the person ultimately in control of both Chatterjee Advisors and Chatterjee Management) may be deemed to have the sole power to direct the voting and disposition of the 113,750 Shares held for the account of Winston LLC.

                    (vi) Each of Winston L.P., CFM (as the general partner of Winston L.P.) and Dr. Chatterjee (as the sole general partner of CFM) may be deemed to have the sole power to direct the voting and disposition of the 185,000 Shares held for the account of Winston L.P.

               (c) Except for the transactions disclosed on Annex B attached hereto, all of which were executed in routine brokerage transactions in the over-the-counter market, there have been no transactions effected with respect to the Shares since September 11, 1997 (60 days prior to the date hereof) by any of the Reporting Persons or Quantum Partners.

               (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                    (iii)The shareholders of Winston LDC, including Winston Offshore, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                    (iv) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston LLC in accordance with their ownership interests in Winston LLC.

                    (v) The partners of Winston Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston Partners in accordance with their partnership interests in Winston Partners.

                                                             Page 18 of 34 Pages

               (e)  Not applicable.

               Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of the SFM Clients and his personal account. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares not held directly for the accounts of Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares not held for its account. Winston LLC expressly disclaims beneficial ownership of any Shares not held directly for its account. Each of Winston Partners and CFM expressly disclaims beneficial ownership of any Shares not held directly for the account of Winston Partners. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares not held for the accounts of Winston Partners, Winston LDC and Winston LLC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Dr. Chatterjee has reached understandings with each of Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners and in any profits or losses with respect to Shares held for the account of Mr. Soros.

               From time to time each of the Reporting Persons, Quantum Partners and/or other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable law, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons, Quantum Partners and/or other SFM Clients do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                             Page 19 of 34 Pages


Item 7.        Material to be Filed as Exhibits.

          A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

          C. Power of Attorney, dated May 31, 1995, granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz.

          D. Power of Attorney, dated October 25, 1996, granted by Winston LDC in favor of Mr. Peter Hurwitz.

          E. Joint Filing dated November 10, 1997 by and among SFM LLC, Mr. Soros, Mr. Druckenmiller, Winston Partners, CFM, Winston LDC, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee.

                                                             Page 20 of 34 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 10, 1997


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   WINSTON PARTNERS, L.P.

                                   By:  Chatterjee Fund Management, L.P.,
                                        its General Partner

                                        By:  Purnendu Chatterjee,
                                             its General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

                                                             Page 21 of 34 Pages


                                   CHATTERJEE FUND MANAGEMENT, L.P.

                                   By:  Purnendu Chatterjee,
                                        its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


                                   WINSTON PARTNERS II LDC

                                   By:  /S/ PETER HURWITZ
                                        ----------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


                                   WINSTON PARTNERS II LLC

                                   By:  Chatterjee Advisors LLC, its Manager

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager


                                   CHATTERJEE ADVISORS LLC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


                                   CHATTERJEE MANAGEMENT COMPANY

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President

                                                             Page 22 of 34 Pages


                                   PURNENDU CHATTERJEE

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 23 of 34 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                               David Gerstenhaber
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren
                                 John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.
         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                      Page 24 of 34 Pages


                                                 ANNEX B

                                RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                              SEPRACOR INC.


                                   Date of          Nature of         Number of                Price
For the Account of               Transaction       Transaction         Shares                 Per Share
------------------               -----------       -----------        ---------               ---------

Quantum Partners/1/                9/16/97             BUY              85,700                   31.851
                                   9/16/97             BUY             115,000                   30.26
                                   9/17/97             BUY               4,300                   32.145
                                   9/17/97             BUY              48,800                   32.269
                                   9/17/97             BUY             164,600                   32.174
                                   9/18/97             BUY              30,800                   32.312
                                   9/18/97             BUY               9,200                   32.375
                                   9/18/97             BUY              30,800                   32.275
                                   9/18/97             BUY              15,800                   32.259
                                   9/19/97             BUY              17,500                   33.483
                                   9/22/97             BUY              33,300                   35.814
                                   9/23/97             BUY              39,700                   35.975
                                   9/24/97             BUY              81,900                   36.133
                                   9/25/97             BUY              21,200                   35.125
                                   9/25/97             BUY              41,400                   35.089

Quasar Partners/2/                 9/26/97             SALE              3,300                   33.91
(as defined herein)                9/26/97             SALE             12,500                   33.911
                                   9/26/97             SALE              3,500                   33.909
                                   9/26/97             SALE              5,000                   33.912
                                   9/26/97             SALE              5,000                   33.912
                                   9/26/97             SALE              4,000                   33.91
                                   9/26/97             SALE              2,500                   33.912
                                   9/26/97             SALE              2,000                   33.904

Winston Partners LDC                9/9/97             BUY              50,000                   25.371
                                   9/10/97             BUY              30,000                   25.104
                                   9/11/97             BUY              20,000                   27.901
                                  10/28/97             BUY              20,100                   32.76
                                  10/28/97             BUY               1,900                   32.07
                                  10/29/97             BUY              25,100                   36.151
                                  10/30/97             BUY               8,800                   36.041
                                  10/30/97             BUY               8,400                   35.3
                                  10/31/97             BUY               2,000                   35.773
                                  10/31/97             BUY              26,900                   35.718





                                                                                      Page 25 of 34 Pages

                                   Date of          Nature of         Number of                Price
For the Account of               Transaction       Transaction         Shares                 Per Share
------------------               -----------       -----------        ---------               ---------
Winston Partners LDC (cont.)       11/3/97             BUY              5,400                   35.981
                                   11/4/97             BUY              3,350                   36.676
                                   11/4/97             BUY             13,400                   37.462
                                   11/7/97             BUY              8,400                   37.317

Winston Partners LLC                9/9/97             BUY             25,000                   25.371
                                   9/10/97             BUY             15,000                   25.104
                                   9/11/97             BUY             10,000                   27.901
                                  10/28/97             BUY              9,900                   32.76
                                  10/28/97             BUY              3,900                   32.07
                                  10/29/97             BUY             12,300                   36.151
                                  10/30/97             BUY              4,400                   36.041
                                  10/30/97             BUY              4,100                   35.3
                                  10/31/97             BUY              1,000                   35.773
                                  10/31/97             BUY             13,100                   35.718
                                   11/3/97             BUY              2,700                   35.981
                                   11/4/97             BUY              1,650                   36.676
                                   11/4/97             BUY              6,600                   37.462
                                   11/7/97             BUY              4,100                   37.317

Winston Partners, L.P.              9/9/97             BUY             25,000                   25.371
                                   9/10/97             BUY             15,000                   25.104
                                   9/11/97             BUY             10,000                   27.901
                                   9/17/97             BUY              1,100                   32.145
                                   9/17/97             BUY             12,300                   32.269
                                   9/17/97             BUY             41,200                   32.174
                                   9/18/97             BUY              7,700                   32.312
                                   9/18/97             BUY              2,300                   32.375
                                   9/18/97             BUY              7,700                   32.275
                                   9/18/97             BUY              3,900                   32.259
                                   9/19/97             BUY              4,500                   33.483
                                   9/22/97             BUY              8,400                   35.814
                                   9/23/97             BUY             10,000                   35.975
                                   9/24/97             BUY             20,500                   36.133
                                   9/25/97             BUY              5,100                   35.125
                                   9/25/97             BUY             10,300                   35.089

Mr. Soros                          9/17/97             BUY              1,600                   32.145
                                   9/17/97             BUY             18,200                   32.269
                                   9/17/97             BUY             61,500                   32.174
                                   9/18/97             BUY             11,500                   32.312
                                   9/18/97             BUY              3,500                   32.375
                                   9/18/97             BUY             11,500                   32.275
                                   9/18/97             BUY              5,900                   32.259
                                   9/19/97             BUY              6,500                   33.483
                                   9/22/97             BUY             12,400                   35.814
                                   9/23/97             BUY             14,800                   35.975
                                   9/24/97             BUY             30,600                   36.133
                                   9/25/97             BUY              6,500                   35.125





                                                                                      Page 26 of 34 Pages
                                   Date of          Nature of         Number of                Price
For the Account of               Transaction       Transaction         Shares                 Per Share
------------------               -----------       -----------        ---------               ---------

Mr. Soros (cont.)                  9/25/97             BUY             15,500                   35.089
                                   10/28/97            BUY             30,000                   32.76
                                   10/28/97            BUY              5,800                   32.07
                                   10/29/97            BUY             37,400                   36.151
                                   10/30/97            BUY             12,500                   35.3
                                   10/30/97            BUY             13,200                   36.041
                                   10/31/97            BUY              3,000                   35.773
                                   10/31/97            BUY             40,000                   35.718
                                   11/3/97             BUY              8,100                   35.981
                                   11/4/97             BUY              5,000                   36.676
                                   11/4/97             BUY             20,000                   37.462
                                   11/7/97             BUY             12,500                   37.317




-------------------------
/1/       Transactions effected at the direction of SFM LLC.
/2/       Transactions  effected at the direction of Oracle Investment  Management,  Inc. ("OIM"). At the
          direction of SFM LLC,  Quasar  International  Partners  C.V., a  Netherlands  Antilles  limited partnership  ("Quasar Partners") entered into an investment advisory contract with OIM pursuant to which OIM was granted  investment  discretion  over certain funds of Quasar  Partners.  As a result of these  sales,  Quasar  Partners may no longer be deemed the  beneficial  owner of any
          Shares.


                                                             Page 27 of 34 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus..............................................28

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus...................................29

C.        Power of Attorney,  dated May 31, 1995,  granted by Dr.
          Chatterjee in favor of Mr. Peter Hurwitz.........................30

D.        Power of Attorney,  dated October 25, 1996,  granted by
          Winston   Partners  II  LDC  in  favor  of  Mr.   Peter
          Hurwitz..........................................................31

E.        Joint Filing dated November 10, 1997 by and among Soros
          Fund Management  LLC, Mr. George Soros,  Mr. Stanley F.
          Druckenmiller,  Winston Partners, L.P., Chatterjee Fund
          Management,  L.P.,  Winston  Partners  II LDC,  Winston
          Partners II LLC,  Chatterjee  Advisors LLC,  Chatterjee
          Management Company and Purnendu Chatterjee.......................32